UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 2)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

AEP INDUSTRIES INC.

(Exact name of registrant as specified in its charter)

Delaware	22-1916107
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

95 Chestnut Ridge Road
Montvale, New Jersey	07645
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Series A Preferred Stock Purchase Rights	Nasdaq Global Select Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act: None.

Item 1.	Description of Registrant’s Securities to be Registered.

Reference is hereby made to the Registration Statement on Form 8-A and Amendment No. 1 thereto (collectively, the “Registration Statement”) filed by AEP Industries Inc. (the “Company”) with the Securities and Exchange Commission (the “SEC”) on March 31, 2011 and March 28, 2014, respectively. The Registration Statement is amended and restated herein in its entirety.

On March 31, 2011, the Company’s Board of Directors (the “Board”) declared a dividend of one preferred share purchase right (a “Right”) for each share of common stock, par value $0.01 per share, of the Company (“Common Stock”), outstanding as of the close of business on April 11, 2011 (the “Record Date”) and directed the issuance of one Right for each share of Common Stock that becomes outstanding between the Record Date and the Distribution Date (as defined below). In connection therewith, the Company entered into a Rights Agreement, dated March 31, 2011 (the “Rights Agreement”), with American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”). The Rights Agreement was subsequently amended and restated in its entirety by the Amended and Restated Rights Agreement, dated March 28, 2014, between the Company and the Rights Agent, as amended by the First Amendment to Amended and Restated Rights Agreement, dated April 16, 2014, between the Company and the Rights Agent (as so amended, the “Amended and Restated Rights Agreement”).

The Rights are designed to preserve the long-term value of the Company for its stockholders, including by ensuring that all stockholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, open market accumulations and other abusive or coercive tactics without paying stockholders a control premium. The Rights will cause substantial dilution to a person or group (together with all affiliates and associates of such person or group and any person or group of persons acting in concert therewith (collectively, “Related Persons”)) that acquires 10% or more of the Company’s stock on terms not approved by the Board. The Rights should not interfere with any merger or other business combination approved by the Board at any time prior to the first date that a person or group (together with all Related Persons) has become an Acquiring Person (as defined below).

Following is a summary of the terms of the Rights, the Amended and Restated Rights Agreement and the Preferred Stock (as defined below), which summary is qualified in its entirety by the full text of the Amended and Restated Rights Agreement and the Certificate of Designations attached hereto as Exhibits and incorporated herein by reference.

The Rights. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the “Preferred Stock”), at a price of $330 per one one-thousandth of a share of Preferred Stock (as the same may be adjusted, the “Purchase Price”).

Until the Rights become exercisable (or earlier redemption, expiration or termination of the Rights), the Rights will be evidenced by the certificates for the Common Stock registered in the names of the holders of the Common Stock and not by separate certificates. Specifically, (i) the Rights will be transferred with and only with the shares of Common Stock, (ii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of shares of Common Stock will contain a notation incorporating the Amended and Restated Rights Agreement by reference and (iii) the surrender for transfer of any certificates for shares of Common Stock outstanding as of the Record Date will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificates. In addition, until a Right is exercised (or exchanged), the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

Exercisability. The Rights will separate from the Common Stock and become exercisable on the close of business on the earlier of the tenth business day (or such later date as may be determined from time to time by action of the Board prior to the Distribution Date) following:

•	the first date of a public announcement by the Company or an Acquiring Person that a person or group (together with all Related Persons), other than specified “Exempt Persons” (as defined in the Amended and Restated Rights Agreement), has acquired beneficial ownership of 10% or more of the shares of Common Stock then outstanding (an “Acquiring Person”), or that discloses information which reveals the existence of an Acquiring Person, or such earlier date as a majority of the Board has become aware of the existence of an Acquiring Person; and

•	the date that any person or group (together with all Related Persons) commences (or first publicly announces) a tender or exchange offer that, if consummated, would result in that person or group (together with all Related Persons) becoming an Acquiring Person.

The date when the Rights become exercisable is referred to as the “Distribution Date.” As soon as practicable after the Distribution Date, the Rights Agent will mail to each record holder of Common Stock (except the Acquiring Person, its Related Persons and certain transferees thereof) as of the close of business on the Distribution Date one or more certificates for Rights.

Term. The Rights will expire on March 31, 2017 or such later date as may be established by the Board prior to the expiration of the Rights (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company as provided below.

Consequences of Becoming an Acquiring Person.

Flip-in Feature. If a person or group (together with all Related Persons) becomes an Acquiring Person and a Distribution Date occurs, each holder of a Right will thereafter have the right to receive, upon exercise, shares of Common Stock (or, in certain circumstances, shares of Preferred Stock or other similar securities of the Company) having a market value equal to two times the Purchase Price for an amount of cash equal to the Purchase Price.

Flip-over Feature. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets, cash flows or earning power are sold after a person or group (together with all Related Persons) has become an Acquiring Person and a Distribution Date occurs, each holder of a Right will thereafter have the right to receive, upon exercise, that number of shares of common stock (or, in certain circumstances, shares of preferred stock or other similar securities) of the acquiring company, which at the time of such transaction will have a market value equal to two times the Purchase Price for an amount of cash equal to the Purchase Price.

Certain Rights Are Void. Notwithstanding any of the foregoing, following the existence of an Acquiring Person, all Rights that are, or (under certain circumstances specified in the Amended and Restated Rights Agreement) were, beneficially owned by any Acquiring Person, its Related Persons and certain transferees thereof will be null and void.

Preferred Stock Terms. Each one one-thousandth of a share of Preferred Stock, if issued:

•	will not be redeemable;

•	has specified anti-dilution protections;

•	will entitle holders to certain dividend and liquidation payments;

•	will generally have the same voting power as one share of Common Stock; and

•	if shares of Common Stock are exchanged via merger, consolidation, or a similar transaction, will entitle holders to a per share payment equal to the payment made on one share of Common Stock.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Stock, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared per share of Common Stock since the last dividend payment date. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to (x) a minimum preferential liquidation payment of $1,000 per share (plus any accrued but unpaid dividends), provided holders will be entitled to receive an aggregate payment equal to 1,000 times the payment to be distributed per share of Common Stock or (y) an aggregate payment equal to the distribution made to shares of stock ranking on a parity basis with the Preferred Stock. Each share of Preferred Stock will entitle the holder to 1,000 votes, voting together with the Common Stock on all matters on which the Common Stock is entitled to vote. Finally, in the event of any merger, consolidation or other transaction in which shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.

Exchange. At any time after any person or group (together with all Related Persons) becomes an Acquiring Person and a Distribution Date occurs, and prior to the acquisition by such person or group (together with all Related Persons) of 50% or more of the outstanding shares of Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group (together with all Related Persons) which will have become null and void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption. At any time prior to any person or group (together with all Related Persons) becoming an Acquiring Person or the Final Expiration Date, the Board may redeem the Rights, in whole but not in part, at a price of $0.001 per Right (as adjusted, the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Anti-Dilution Provisions. The Board shall have the right to adjust, among other things, the Purchase Price, the number of outstanding Rights, and the number of shares of Preferred Stock (or other securities) issuable, to prevent dilution that may occur from a stock dividend, a stock split, a reclassification or other dilutive events with respect to the Preferred Stock or Common Stock.

Amendments. The terms of the Amended and Restated Rights Agreement may be amended by the Board prior to the Distribution Date, except to reduce the Redemption Price, without the consent of the holders of the Rights. The Board may amend the Amended and Restated Rights Agreement after the Distribution Date under certain circumstances, but not to reduce the Redemption Price or in any other manner that adversely affects the holders of the Rights (other than the Acquiring Person).

Item 2.	Exhibits.

Exhibit	Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of AEP Industries Inc. (incorporated herein by reference to Exhibit A of Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014).

4.1

Amended and Restated Rights Agreement, dated March 28, 2014, by and between AEP Industries Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014).

4.2	First Amendment to Amended and Restated Rights Agreement, dated April 16, 2014, by and between AEP Industries Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to
Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

AEP INDUSTRIES INC.

Date: April 25, 2014	By:	/s/ LINDA N. GUERRERA
Linda N. Guerrera
Vice President and Controller

EXHIBIT INDEX

Exhibit	Description

3.1	Certificate of Designations of Series A Junior Participating Preferred Stock of AEP Industries Inc. (incorporated herein by reference to Exhibit A of Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014).

4.1

Amended and Restated Rights Agreement, dated March 28, 2014, by and between AEP Industries Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on March 28, 2014).

4.2	First Amendment to Amended and Restated Rights Agreement, dated April 16, 2014, by and between AEP Industries Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent (incorporated herein by reference to Exhibit 4.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 21, 2014).